Exhibit 99.1

K-Touch Adopts Spreadtrum’s Smartphone Platform

Completes China Mobile certification testing with K-Touch

T800 and T580 smartphone models

SHANGHAI, CHINA – August 29, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that K-Touch has adopted Spreadtrum’s 1GHz TD-SCDMA smartphone platform, the SC8810. The K-Touch T800 and T580, TD-SCDMA smartphones based on the SC8810, are designed to address the needs of the mass market consumer. Both models have completed China Mobile’s certification testing in preparation for commercial launch.

“K-Touch has been a promoter of 3G smartphones for many years,” said Mrs. Rong Xiuli, president of K-Touch.”The K-Touch T800 and T580, which are based on Spreadtrum’s smartphone platform, deliver stable performance and abundant applications, meeting the needs of Chinese consumers for rich applications and an excellent consumer experience. We will continue to bring high performance mobile terminals to the Chinese market in collaboration with Spreadtrum.”

Dr. Leo Li, Spreadtrum’s president and CEO, said, “We have a close relationship with K-Touch, which has allowed us to support them in the release of high performance smartphones and help further promote the rapid development of the TD-SCDMA market in China. As a chip provider, we focus on the delivery of smartphone platforms with strong performance and high-end features, that are easy to design in and allow our customers to get their products to market faster. ”

Spreadtrum’s SC8810 integrates a 1GHz Cortex A5 processor, 3D/2D Mali graphics accelerator, a 5 megapixel camera sub-system and supports resolution up to WVGA and wireless connectivity including Bluetooth, WiFi and GPS. The SC8810 delivers low power multimode TD-SCDMA/EDGE/GPRS/GSM operations with dual-mode automatic switching and supports TD-HSDPA at 2.8Mbps and TD-HSUPA at 2.2 Mbps. The SC8810 is delivered with turnkey Android and systems software.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

Exhibit 99.1

About K-Touch:

K-Touch is one of the mobile phone manufacturers with its own research strength. Founded in April, 2002 in Beijing, K-Touch has its research center in Beijing and has built a global top lab for mobile research. As a famous mobile phone manufacturer, K-Touch is developing rapidly these years. As a result of accurate marketing forecasting, strong research strength, efficient integration, excellent off-sale network and a unique commercial business style, K-Touch is honored as a local mobile phone brand with the most growth potential. K-Touch phones have been sold all over of the world, to 22 countries including Russia, Malaysia, India, Taiwan, Hongkong and others. For more information, please visit www.k-touch.cn.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding K-Touch’s expectation that it will continue to bring high performance mobile terminals to the Chinese market in collaboration with Spreadtrum; Spreadtrum’s expectation that its close relationship with K-Touch and its support to K-Touch in the release of high performance smartphones will help further promote the rapid development of the TD-SCDMA market in China; Spreadtrum’s expectation that it will focus on the delivery of smartphone platforms with strong performance and high-end features, that are easy to design in and allow customers to get their products to market faster. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for smartphones; K-Touch’s ability to continually bring high performance mobile terminals to the Chinese market; the state of and any change in the Company's relationship with K-Touch; Spreadtrum’s ability to support K-Touch in the release of high performance smartphones and help further promote the rapid development of the TD-SCDMA market in China; Spreadtrum’s ability to deliver smartphone platforms with strong performance and high-end features, that are easy to design in and allow customers to get their products to market faster; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148